Richard D. Truesdell, Jr. +1 212 450 4674 richard.truesdell@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL

March 7, 2025

Re:	Slide Insurance Holdings, Inc. Draft Registration Statement on Form S-1 Submitted on June 18, 2024 CIK No. 0001886428

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E., Room 4415

Washington, DC 20549-4631

Att’n:	Katharine Garrett

Lory Empie

Aisha Adegbuyi

James Lopez

Ladies and Gentlemen:

On behalf of our client, Slide Insurance Holdings, Inc., a Delaware corporation (the “Company” or “Slide”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (CIK No. 0001886428) (the “Registration Statement”) contained in the Staff’s letter dated February 21, 2025. The Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement (“Submission No. 5”) together with this response letter. Submission No. 5 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Submission No. 5 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Submission No. 5.

Draft Registration Statement on Form S-1

Prospectus Summary

1.

We note your response to prior comment 1, as well as your revised disclosure on page 6, which indicates that you intend to close the acquisition of Pawtucket Insurance Company (“PIC”) prior to the consummation of your securities offering. Please tell us your consideration of including pro forma financial statements, according to the guidance in Rule 11-01 of Regulation S-X, and financial statements of PIC, according to the guidance in Rule 3-05 of Regulation S-X, in your filing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 5, 6 and F-44 of Submission No. 5 to indicate that the acquisition of Pawtucket Insurance Company (“PIC”) closed on February 6, 2025. The equity exchange agreement governing the transaction between Slide Insurance Holdings, Inc., Heritage Insurance Holdings, Inc. and Narragansett Bay Insurance Company dated December 3, 2021 provided that Slide received all of the capital stock of PIC in exchange for 1,000,000 shares of Slide common stock and warrants to purchase additional shares of common stock of Slide (collectively, the “PIC Transaction”).

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To determine whether to include unaudited pro forma financial statements giving effect to the PIC Transaction and historical financial statements for PIC in the Registration Statement, we analyzed (i) whether such acquisition met the threshold to be considered a significant acquisition pursuant to Rule 3-05 of Regulation S-X and (ii) if such acquisition did not meet the threshold to be considered a significant acquisition pursuant to Rule 3-05 of Regulation S-X, whether including pro forma information for the PIC Transaction would nonetheless be material or meaningful to investors. Based on our analysis below, we determined that we are not required to provide unaudited financial statements giving pro forma effect to the PIC Transaction or to include historical financial statements for PIC in the Registration Statement, nor would such information be material or meaningful to investors.

The PIC Transaction does not meet the threshold to be considered a significant acquisition pursuant to Rule 1-02(w) of Regulation S-X as none of the asset, investment, or income tests exceeded the 20% significance threshold. In particular, the acquired business was inactive at the time of the acquisition with no policies in force and the consideration represented less than 1% of the Company’s assets as of December 31, 2024. While PIC is licensed to underwrite insurance policies in the state of Rhode Island, it is currently inactive and has no policies in force or outstanding claims.

Finally, notwithstanding the determination as to whether or not the PIC Transaction would be considered a significant acquisition, we considered whether the inclusion of unaudited pro forma financial statements giving effect to the PIC Transaction and historical financial statements for PIC in the Registration Statement would otherwise be meaningful to investors. Given the small size of the transaction (the total purchase price was less than 1% of the Company’s total assets as of December 31, 2024) and the nature of the acquisition (PIC is a shell insurance company with no active policies or outstanding claims and has not generated revenue for a number of years), we do not believe it is either material or meaningful to include pro forma financial statements with respect to the PIC Transaction, or to include the historical financial statements of PIC in the Registration Statement.

2.

We note the statement on page 3 that, “[w]ith the exception of hurricane claims,” you manage all aspects of the claims process in-house. Please revise to indicate the approximate percentage of claims that relate to hurricanes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 3 of Submission No. 5.

3.	Please revise to explain how you use the term “commercial residential” in describing your business.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 5 of Submission No. 5.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue

4.

We note your disclosures on pages 78 and 82 which describe your assumed policies from Citizens and your acquired policies from St. Johns Insurance Company, United Property & Casualty Insurance Company, and Truck Insurance Exchange. Please tell us how you considered whether historical financial information about the acquired and assumed blocks of insurance policies is necessary for investors to understand your future operations. Please include, but do not limit your analysis to, your consideration of the guidance in Rule 11-01(d) of Regulation S-X. If you determine that historical financial information about the acquired and assumed blocks of insurance policies is necessary, please describe the nature of such information that you believe would provide an understanding of your future operations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company deems the acquisition and assumption of the blocks of insurance policies to be an asset acquisition rather than the acquisition of a business and has determined that historical financial information is not necessary.

In determining whether the acquisition and assumption of the blocks of insurance policies should be treated as an acquisition of a business, the Company considered the guidance in Rule 11-01(d) of Regulation S-X, which indicates that the acquisition should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions such that disclosure of prior financial information is material to an understanding of future operations. Among the facts and circumstances the Company considered were the following: (1) whether the acquired and assumed blocks of insurance policies had any revenue-producing activity or other operations or (2) whether the acquired and assumed blocks of insurance policies had any of the following attributes: (i) physical facilities, (ii) employee base, (iii) market distribution system, (iv) sales force, (v) customer base, (vi) operating rights, (vii) production techniques or (viii) trade names.

Because the acquired and assumed blocks of insurance policies had no other assets and no employees, liabilities or revenue-producing or other operating activity, the Company believes that the acquisition and assumption of the blocks of insurance policies does not constitute the acquisition of a business and, accordingly, that historical financial information is not required under Rule 3-05(a)(2) of Regulation S-X. Further, the insurance policies were written with the Company’s rates and using the Company’s forms upon their acquisition and assumption, and so their historic performance at St. Johns Insurance Company, United Property & Casualty Insurance Company, and Truck Insurance Exchange provides no additional relevant information that would be helpful for investors to understand our future operations.

5.

Please disclose, within the tables and related discussion on pages 78 and 82 or elsewhere in the filing, the rate of renewals on your acquired and assumed policies for each reporting period presented. Please provide these renewal rates disaggregated by source of policy (e.g., Citizens Policies, UPC Policies, Organic Policies, etc.).

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 78 of Submission No. 5.

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6.

We note your disclosure that the increase in net premiums written in the nine months ended September 30, 2024, was, among other reasons, a result of the acquisition and subsequent renewals of Florida homeowners’ policies from Truck Insurance Exchange, a subsidiary of Farmers Insurance Company, Inc. (“Farmers”). Please tell us why the Farmers Policies are reflected in the “New policies written” row in your table on page 78, when you describe these as acquired policies. Please revise your disclosure as needed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 78 of Submission No. 5.

Expenses

7.

We note your disclosure on page 83, which identifies and quantifies catastrophe losses included in your amount of losses and loss adjustment expenses incurred, net, for the years ended December 31, 2023 and 2022. Please revise your disclosure on page 79, or elsewhere in the filing, to provide a similar quantification and discussion of catastrophe losses recognized in the nine months ended September 30, 2024 and 2023, as well as a discussion of the timing and specific events driving the majority of catastrophe losses recognized during these periods.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has removed the discussion of interim financial information for the nine months ended September 30, 2024 and 2023 throughout the disclosure.

Consolidated Financial Statements

Consolidated Balance Sheets

8.

Please revise your presentation on the face of the balance sheet, of both the annual and interim financial statements, to include the number of issued and outstanding shares of common stock. Please refer to Rule 5-02 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-3 of Submission No. 5.

Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements for the nine months ended September 30, 2024 and 2023

1. Nature of Business and Significant Accounting Policies, page F-7

9.

We note your disclosure on page F-8 of the number of issued and outstanding shares of common stock and preferred stock as of December 31, 2023 and 2022. Please revise your filing to provide the number of issued and outstanding shares as of the relevant balance sheet dates in your interim financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has removed the interim financial statements for the nine months ended September 30, 2024 and 2023 in Submission No 5.

Notes to Consolidated Financial Statements for the years ended December 31, 2023 and 2022

1. Nature of Business and Significant Accounting Policies, page F-28

10.

We note your response to prior comment 2 and reissue. We note that your response describes the accounting for the policies assumed from Citizens as reinsurance. However, we also note that you have certain acquired policies, such as those from St. Johns Insurance Company, United Property & Casualty Insurance Company (“UPC”), and Farmers. Please describe your accounting policy for the acquired insurance policies, including, for example:

•	whether the policies are acquired on a prospective basis, similar to the policies assumed from Citizens;

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•	any assets or liabilities that you initially recognize at acquisition, and how they are measured;

•	whether consideration is exchanged for the acquired policies; and

•	how you account for any difference that may exist between the fair value of the acquired policies and the amount that you initially measure and recognize on your financial statements at acquisition.

Please revise your disclosure as appropriate and tell us the authoritative guidance upon which you relied.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-15 and F-16 of Submission No. 5. The Company has relied on ASC 944 to consider the policies assumed (in the case of Citizens policies) or acquired (in the case of UPC and St. Johns policies) to be short-duration contracts and uses the same short-duration contract accounting for these assumed (in the case of Citizens policies) or acquired (in the case of UPC and St. Johns policies) polices as with its direct written premiums. The transaction with Truck Insurance Exchange (“Truck Insurance”) a subsidiary of Farmers Insurance Company, Inc. (“Farmers”), which we characterize in the table on Page 78 of the Registration Statement as policies in force from the Farmers channel for the periods presented, was not an outright acquisition of insurance policies, but rather an acquisition of renewal rights with respect to such previously underwritten policies. No policies were acquired nor were any contractual responsibilities assumed by Slide in connection with this transaction. Rather, new policies were offered to Truck Insurance policyholders upon expiration of their Truck Insurance policies, and the policies listed as underwritten in the table reflect such new policies that Slide underwrote. The Company regards these policies as any other new business policies produced in the normal course of business for purposes of accounting treatment, in accordance with ASC 944-20-05-3.

25. Variable Interest Entities, page F-62

11.

We note your disclosure of $107.2 million and $51.9 million at December 31, 2023 and 2022, respectively, of restricted cash and cash equivalents held by your consolidated variable interest entity (“VIE”), which “can be used only to settle specific reinsurance obligations of the VIE as of the dates presented.” Please revise your presentation on the face of the balance sheet to separately present, and clearly label, these amounts. Please refer to ASC 810-10-45-25.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages F-3, F-18 and F-24 of Submission No. 5.

General

12.

We note revised disclosure regarding the Substantial Ownership Requirement. Please revise such references to include the pertinent quantitative threshold(s). Additionally, please revise to identify the document(s) and specific provision(s) establishing the requirement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 11, 59, 63, 121, 128, 130 and 131 of Submission No. 5 to note that the Substantial Ownership Requirement is defined in Sections 1.01 and 4.02(g) in the Stockholders Agreement as requiring 10% of the aggregate number of outstanding shares of the Company’s common stock to be beneficially held by the Pre-IPO Significant Stockholders.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 450-4674 (richard.truesdell@davispolk.com) or Joseph S. Payne at (212) 450-3378 (joseph.payne@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

cc:	Bruce Lucas, Slide Insurance Holdings, Inc.
Jesse Schalk, Slide Insurance Holdings, Inc.
Joseph S. Payne, Davis Polk & Wardwell LLP
Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

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